FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

 HELD ON APRIL 17, 2013

1.            DATE, TIME AND PLACE: On the seventeenth day of April 2013, at 9 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, nr. 3.142, in the Capital of the State of São Paulo.

2.            CALL: Call notice duly published on the State of São Paulo Official Register, issues of March 16th, 19th and 20th, 2013, on pages 17, 112 and 83, respectively, and in “O Estado de São Paulo” newspaper, issues of March 16th, 19th and 20th, 2013, on pages B18, B12 and B9, respectively.

3.            QUORUM: Shareholders representing more than two thirds of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the legal quorum for the Meeting to be held. Also presented Mrs. Mario Probst e Raimundo Christians, members of the Fiscal Council, and Mrs. Edimar Facco e Eduardo Tenório, representatives of Deloitte Touche Tohmatsu Auditores Independentes.

4.            MEETING BOARD:  Mr. Abilio dos Santos Diniz, Chairman of the Board of Director of the Company, presided over the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of his Secretary.

5.            AGENDA:  In place of Annual Meeting:  (i) Reading, discussion and voting the financial statements related to the year ended on December 31st, 2012; (ii) Approval of the Proposal for Designation of Retained Earnings for the fiscal year ended on December 31, 2012; (iii) Approval of the Capital Budgeting; (iv) Determination of annual global compensation of the Company’s management and Fiscal Council of the Company, in case of the shareholders require its installation; and, in place of Special Meeting: (v) Approval of the Management Proposal related to the Investment Plan for 2013; (vi) Approval of the Management Proposal concerning the increase of the capital stock through the capitalization of the goodwill special reserve in the total amount of R$ 38,024,597.19 with 20% of the total increase, that is, R$ 7,604,797.98 capitalized without the issuance of new shares, for the benefit of all shareholders, and 80% of the total increase, that is, R$ 30,419,799.21, capitalized for the benefit of the Company’s controlling shareholder, Wilkes Participações S.A., pursuant to Article 7 of Instruction CVM 319/99 (as amended), by means of the issuance of new preferred shares, whose issue price will be the weighted average of the 15 trading floors prior to this call notice and in consequence, the modification of Article 4th of the Company’s ByLaws. The Company’s shareholders will be granted the preemptive right for the subscription of these new shares to be issued in compliance with Article 171 of Law 6,404/76 (as amended). These new preferred shares will have the same rights and characteristics as the currently preferred shares, except for the dividends related to the fiscal year ended on December 31, 2012.

6.            SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting, upon the absence of those legally incapable, resolved as follows:

In Place of Annual Meeting

6.1.         To approve, by unanimous vote of the present, the balance sheet and the other Financial Statements, together with Independent Auditors and Fiscal Council’s Reports, concerning the fiscal year ended on December 31, 2012 without qualifications, published on the State of São Paulo Official Register on February 21, 2013, on pages 38 to 48, and in “O Valor Econômico” newspaper, on February 21, 2013, on pages C3 to C11.

6.2.         To approve, by unanimous vote of the present, the Management Proposal concerning the designation of the income of the fiscal year ended on December 31 2012, especially as regards the approval of distribution of dividends in the amount of one hundred and sixty five million, nine hundred and eighty six thousand, eight hundred and sixty nine Brazilian Reais and three cents (R$ 165,986,869.03), corresponding to: (i) R$ 0.593716430 per one common share; and (ii) R$ 0.653088073 per one preferred share. The total amount of dividends related to the fiscal year ended on December 31, 2012, distributed by the Company, including the amount of eight three million, six hundred and sixty eight thousand, four hundred and twenty one Brazilian Reais and forty four cents. (R$ 83,668,421.44) of dividends in advance already distributed, is two hundred forty nine million, six hundred and fifty five thousand, two hundred and ninety Brazilian Reais and forty seven cents (R$ 249,655,290.47), which corresponds to (i) R$ 0.892988998 per common share; and (ii) R$ 0.982287897 per preferred share. The proposed dividends shall be paid in Brazilian currency and within up to sixty (60) days from this date. All the shares shall be entitled to dividends on April 18, 2013 base date. As of April 18, 2012, the shares shall be negotiated “ex-right” to dividends.

6.3.         To approve, by unanimous vote of the present, the Company’s Capital Budgeting for the fiscal year of 2013, prepared by the Management, under Section 196 of Law 6,404/76.

6.4.         To fix, by unanimous vote of the present, the annual global compensation of the Company’s management in the amount of forty million four hundred and forty-two thousand, seven hundred sixty-one reais and ninety-one cents (R$ 40,442,761.91), which shall be divided as follows: (i) six million, five hundred eighty five thousand and six hundred Brazilian Reais (R$ 6,585,600.00), designed to the Company’s Board of Directors; and (ii) thirty-three million, eight hundred and fifty-seven thousand, one hundred and sixty one Brazilian Reais and ninety-one cents (R$ 33,857,161.91), designed to the Executive Board, not considering the option to purchase shares of the current stock option plan. Also, to fix the annual global compensation of the Company’s Fiscal Council which in the amount of five hundred and four thousands of Brazilian Reais (R$ 504,000.00).

6.5.         To register the submission of requirement for installation of the Fiscal Council for the fiscal year of 2013, presented by the shareholders Wilkes Participações S/A, HSBC Bank Brasil S/A Banco Múltiplo, HSBC Gestão de Recursos Ltda., BRZ Investimentos Ltda. and Credit Suisse Hedging-Griffo, according to the article 161, § 2 of Law no. 6.404/76. Consequently, to elect, by unanimous vote of the common shareholders present, to the Fiscal Council of the Company, for a term of office that ends in the Annual Shareholders’ Meeting which shall approve the financial statements of the fiscal year of 2013, Mr. Fernando Maida Dall’Acqua, a Brazilian citizen, married, university professor, bearer of the Brazilian Identity Card RG 4.146.438, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 655.722.978-87, residing and domiciled in the City Capital of the State of São Paulo, at Rua Carlos Queiroz Telles, nº 81, apt. 131; and Mr. Mario Probst, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 4.745.481-7, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 029.415.318-74, residing and domiciled in the City Capital of the State of São Paulo, at Rua Robélia, nº 614; whose deputy members are, respectively, the following persons, Mr. Antonio Luiz de Campos Gurgel, a Brazilian citizen, married, business manager, bearer of the Brazilian Identity Card RG 2.575.484, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 030.703.368-68, residing and domiciled in the City Capital of the State of São Paulo, at Rua Professor Alexandre Correia, nº 321, apt. 72; and Mr. John Michael Streithorst, a Brazilian citizen, married, computing engineer, bearer of the Brazilian Identity Card RG 08.367.388-9, IFP-RJ, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 001.186.767-17, residing and domiciled in the City Capital of the State of São Paulo, at Rua Desembargador Joaquim Barbosa de Almeida, 413, all elected in accordance with line ‘b’ of § 4º of article 161, Law 6,404/76. The members of the Board herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Fiscal Council herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

6.5.1.     In separated and in accordance with line ‘a’ of § 4º of article 161, Law 6,404/76, the preferred shareholders of the Company elected for a term of office of one (1) year, the following persons: Raimundo Lourenço Maria Christians, Brazilian citizen, married, accounting, bearer of the Brazilian Identity Card RG 8.957.492, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 033.848.668-27, residing and domiciled in the City Capital of the State of São Paulo, at Rua Traipu, nº 352, apto 41, CEP 01235-000, whose deputy member is William Pereira Pinto, Brazilian citizen, married, accounting, bearer of the Brazilian Identity Card RG 8.259.281-0, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 006.521.618-04, residing and domiciled in the City Capital of the State of São Paulo, at Rua Sapucaia, 1070, apto 204, Móoca, CEP 03170-050. The members of the Board herein elected declare, under the law, not to have committed any of the crimes stated in the Brazilian laws that would prevent them from exercising any business activity, being fully aware of Section 147 of Law no. 6,404/76. The members of the Fiscal Council herein elected shall take office upon execution of the Instrument of Title drafted in the relevant book.

In Place of Special Meeting

6.6.         To approve, by unanimous vote of the present, the Management Proposal concerning the Investment Plan for 2013, in the total amount of up to two billion, twenty-two million Brazilian Reais (R$ 2,022,000,000.00).

6.7.         To approve, by unanimous vote of the present, the Management Proposal concerning the increase of the Company capital, upon the capitalization of the special reserve for goodwill, in the total amount of thirty-eight million, twenty-four thousand five hundred and ninety-seven Brazilian Reais and nineteen cents (R$ 38,024,597.19). Out of this total, seven million, six hundred and four thousand, eight hundred and forty two Brazilian Reais and thirty one cents (R$ 7,604,842.31) shall be capitalized, with no issuing of new shares, to the benefit of all of the shareholders, and thirty million, four hundred and ninety thousand, seven hundred and fifty four Brazilian Reais and eighty eight cents (R$ 30,419,754.88) shall be capitalized to the benefit of the Company’s controlling owner, Wilkes Participações S.A. (“Wilkes”), under Article 7 of the CVM Instruction 319/99 (as amended), upon the issuing of two hundred ninety nine thousand, nine hundred, sixty eight (299,968) new preferred shares. The issuing price of these preferred shares is one hundred and one Brazilian Reais and forty one cents (R$ 101.41) and was defined based on the weighted average of the fifteen (15) trading sessions preceding publication of the first Call Notice for this Meeting, according to Subsection III of Paragraph One of Section 170 of Law 6,404/76 (as amended). The Company shareholders will be ensured the preemptive right to subscribe shares issued upon increase of the Company capital, as well as the right to acquire non-subscribed shares, and the shareholders opting for exercising it shall make the payment of the issuing price of the subscribed shares directly to the controlling owner, Wilkes, in Brazilian currency, as authorized by Paragraph 2 of Section 171 of Law 6,404/76 (as amended) and by Paragraph 1 of Article 7 of CVM Instructions 319/99. These new preferred shares will have the same rights and characteristics as the currently preferred shares, except for the dividends related to the fiscal year ended on December 31, 2012. These new preferred shares will be entitled to dividends related to the fiscal year ended on December 31, 2013. The preemptive rights shall be exercised within thirty (30) consecutive days from the publishing of the Notice to the Shareholders informing on the starting day of such deadline. After the expiration of the period for exercising the right of first refusal, the Company's shareholders in proportion to the amounts subscribed in the exercise of preemptive rights, have the right to acquire shares plus the amount on the exercise of the right of first refusal, according to the terms of the Notice to the Shareholders referred above, with the subscription period of five (5) business days following the notice of the determination of the "non-subscribed shares". The subscription of shares shall be concluded upon expiration of said deadlines. The shares acquired as of April 18, 2012, including, shall not be entitled to the subscription right. There will not be held a new shareholders’ meeting to ratify this capital increase.

6.7.1.     As a result of the capital increase herein resolved, the Company capital shall be changed from six billion, seven hundred eleven million, one hundred twenty three thousand, two hundred and eighteen Brazilian Reais and fifty seven cents (R$ 6,711,123,218.57) to six billion, seven hundred forty nine million, one hundred forty seven thousand, eight hundred and fifteen Brazilian Reais and seventy six cents (R$ 6,749,147,815.76), divided into two hundred sixty-three million, seven hundred and fifty one thousand, three hundred and three (263,751,303) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty four million, seventy one thousand, four hundred and fifty two (164,071,452) are preferred shares. Accordingly, the main clause of Article 4 of the Company Bylaws shall now read as follows:

“ARTICLE 4 – The Company Capital is six billion, seven hundred forty nine million, one hundred forty seven thousand, eight hundred and fifteen Brazilian Reais and seventy six cents (R$ 6,749,147,815.76), fully paid in and divided into two hundred fifty-nine million, two hundred sixty-three million, seven hundred and fifty one thousand, three hundred and three (263,751,303) shares with no par value, of which ninety-nine million, six hundred seventy-nine thousand and eight hundred fifty-one (99,679,851) are common shares and one hundred sixty four million, seventy one thousand, four hundred and fifty two (164,071,452) are preferred shares.”

7.            DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2012; and (c) Management Proposals.

ADJOURNMENT:  With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, April 17, 2013. Signatures: Abilio dos Santos Diniz – Chairman; Marcelo Acerbi de Almeida – Secretary. ATTENDING SHAREHOLDERS: Wilkes Participações S.A., by its own and as the beneficial owner of the voting rights of Sudaco Participações Ltda., Casino Guichard Perrachon, Abilio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila (represented by Juan Javier Bordaberry Herran and Carlos Eduardo Prado); Rio Plate Empreendimentos e Participações Ltda. (represented by Eduardo Munhoz and Marcelo Ferro); Stanhore – Trading International S.A. (represented by Luis Antonio Sampaio Campos); HSBC FI Ações TOP, HSCB FI Multimercado Previdenciário Empresarial Moderado, HSBC FI Multimercado Previdenciário Future Composto I, HSBC FI Ações Institucional, HSBC FI Ações Institucional Plus, HSBC FI de Ações Santa Helena Valor, HSBC Fundo de Pensão, HSBC Multimercado Previdenciário, HSBC FI em Ações IBOVESPA, HSBC FI em Ações Passivo IBRX, HSBC FI em Ações Kazan Institutional, HSBC FI em Ações Kazan Private, P&G Prev, HSBC FI Multimercado Previdenciário Agressivo, HSBC FI Multimercado Previdenciário Moderado II, HSBC FI Multimercado Previdenciário Moderado, HSBC FI de Ações Nite, HSBC Multimercado Previdenciário 49, HSBC Multimercado Valor, HSBC Multimercado Previdenciário Future Composto III, HSBC FI de Ações Salubre, Sarah Prev. FDO Pensão EMP. A.P. Sociais, HSBC FI de Ações Sri, FI Multimercado Crédito Privado Treviso, HSC Multimercado Previdenciário Taguaíba, HSC Multimercado Previdenciário Agressivo – VGBL, HSC Multimercado Previdenciário Moderado – VGBL, FI Multimercado Uniprev IV, HSBC FI Ações Valor, HSC Multimercado Previdenciário Moderado II – VGBL, HSBC Global Investment Funds - Brazil Equity, HSBC Global Investment Funds - Latin American Freestyle, OP-Latin America Fund, The Master Trust Bank of Japan Ltd AS Trustee For HSBC Brazil Mother Fund, Trust & Custody Services Bank Ltd AS Trustee For HSBC Brazil Mother Fund e Mirae Asset Triumph Latam EMEA Equity Master Investment Trust (all represented by HSBC Bank Brasil S.A. – Banco Múltiplo e HSBC Gestão de Recursos Ltda., which were represented by Carlos Shiguenobu Uema); CSHG Verde Equity Master Fundo de Investimento em Ações, CSHG Verde Master Fundo de Investimento Multimercado, Green Fund LLC, Green II Fund LLC, Strategy HG long Short Fund LLC, CSHG Equity Hedge Levante Master Fundo de Investimento Multimercado, CSHG Equity Hedge Master Fundo de Investimento Multimercado (all represented by Credit Suisse Hedging-Griffo, which were represented by Paula Maria de Olavarria Gotardello); BRZ Valor Master Fundo de Investimento de Ações, BRZ Multimanager BBDC Fundo de Investimento Multimercado, BRZ Long Short Advanced STR Fundo de Investimento Multimercado, BRZ F2 Fundo de Investimento em Ações, BRZ Fundamental Fundo de Investimento em Ações, BRZ Long Short Advanced Fundo de Investimento em Cotas de Fundo de Investimento Multimercado (all represented by p.p. BRZ Investimentos Ltda., which were represented by André Tormin Gusmão da Silveira); Eduardo P. Rossi; Andréa Silva Beer; Graziella Valenti Clemente; e Vanessa Thais Stecanella. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76.

Marcelo Acerbi de Almeida

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.